Exhibit 99.1

PPDAI Group Inc. Announces Board of Directors and Executive Team Appointments

New Roles of Experienced Executives Strengthen Leadership

SHANGHAI, Sept. 7, 2018 /PRNewswire/ -- PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced the expansion of its senior leadership with the appointments of Mr. Tiezheng Li as deputy chairman of the Company’s board of directors (the “Board”) and Mr. Feng Zhang as the co-chief executive officer, both effective immediately upon the Board approval on September 6, 2018.

Mr. Tiezheng Li is one of the Company’s four co-founders and has been serving as its chief strategy officer since July 2017 and a member of the Board since February 2015. Since co-founding of the Company, Mr. Li has been responsible for multiple innovative initiatives as well as influencing strategic direction and execution. Mr. Li also served as the Company’s chief operating officer from April 2015 to July 2017 and its chief risk officer from January 2011 to April 2015. Prior to co-founding Paipaidai, Mr. Li held various risk management roles at China Minsheng Banking Corporation from 2006 to 2011.

“I am delighted to have Mr. Li take on an expanded role on the Board. His assistance in formulating the strategic direction of the company will allow me to focus more on driving innovation and ensuring we achieve our vision,” said Mr. Jun Zhang.

Mr. Feng Zhang has served as the Company’s chief operating officer since July 2017 and served as the Company’s chief risk officer from April 2015 to July 2017. Prior to joining Paipaidai, Mr. Zhang held various positions across customer acquisition, risk management and customer management at Capital One Financial Services (“Capital One”) from 2003 to 2015. Prior to leaving Capital One, Mr. Zhang was the senior director responsible for the yield management team at Capital One’s US credit card business. Since joining Paipaidai, Mr. Zhang has been instrumental in the strengthening and automation of the Company’s risk management capability, and the Company’s rapid business growth. As a co-chief executive officer, Mr. Zhang will be responsible for the Company’s consumer finance technology platform business.

As a technology driven company, Mr. Jun Zhang, the Company’s co-founder, chairman and co-chief executive officer will lead Paipaidai’s innovation and vision in financial technology to develop new engines of growth and position the company for long-term sustainable expansion.

“I am also pleased to welcome Feng as a co-chief executive officer. Feng has made significant contributions to Paipaidai over the last three years. He has a strong track record, having successfully led many strategic initiatives at Paipaidai and garnered broad leadership experience during his 12 years at Capital One. I am excited to partner with Feng; with his leadership, professionalism and integrity, we will work together to lead Paipaidai into the future,” concluded Mr. Jun Zhang.

“I am honored and excited to serve in this new role. We have a strong leadership team and are well positioned to deliver long-term sustainable growth,” said Mr. Feng Zhang. “I look forward to working closely with Mr. Zhang, alongside our Board and executive team, to drive profitable growth and ensure regulatory compliance.”

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2018, the Company had over 78 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com